Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2025 Results

Singapore, March 3, 2026 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2025.

In the fourth quarter of 2025, Sea’s GAAP revenue was US$6.9 billion, up 38.4% year-on-year. The Company also achieved gross profit of US$3.0 billion, up 36.0% year-on-year, and net income of US$410.9 million, up 72.9% year-on-year. Adjusted EBITDA1 increased by 33.2% year-on-year to reach US$787.1 million.

For the full year of 2025, Sea’s GAAP revenue was US$22.9 billion, up 36.4% year-on-year, with gross profit growing 42.2% year-on-year to US$10.2 billion. Net income reached US$1.6 billion, as compared to net income of US$447.8 million for the full year of 2024. The Company’s adjusted EBITDA1 was US$3.4 billion, up 75.2% year-on-year.

“2025 has been a great year for Sea. All our businesses scaled well, exceeding our initial growth expectations. This broad-based robust growth is healthy and sustainable, underpinned by the growing scale of users that we serve. In 2025, Shopee served around 400 million active buyers and 20 million sellers. Monee gained over 20 million unique first-time borrowers. And Garena connected on average with more than 100 million players daily throughout the year,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

Regarding 2026, he said, “We were successful in 2025 because we chose the right set of strategies and we executed them well. 2026 will be a continuation of this approach. Our strategies will be consistent, and execution remains key. We will double down on operational excellence, and work towards delivering another year of strong growth and healthy profits.”

In particular, Mr. Li commented on Shopee’s achievements in 2025 and its 2026 outlook, “The strong set of 2025 results is a validation of the effectiveness of our strategic choices for Shopee. We believe our strong growth momentum and healthy profitability will continue into the year ahead. For 2026, we aim to grow Shopee’s annual GMV by around 25% year-on-year, with its full year adjusted EBITDA no lower than that of 2025 in absolute dollar terms. We believe this is the right strategy to optimize Shopee’s long-term profitability.”

Fourth Quarter 2025 Business Highlights

◾	Shopee

○	Gross orders totaled 4.0 billion for the quarter, increasing by 30.5% year-on-year.
○	GMV was US$36.7 billion for the quarter, increasing by 28.6% year-on-year.
○	GAAP revenue was US$5.0 billion, up 35.8% year-on-year.
○	GAAP revenue included US$4.3 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 35.8% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 50.2% year-on-year to US$3.6 billion.
●

Value-added services revenue, mainly consisting of revenues related to logistics services, was down 7.5% year-on-year to US$735.0 million as a result of higher revenue net-off against shipping subsidies.

○	Adjusted EBITDA[1] was US$202.5 million, up 33.0% year-on-year.

◾	Monee

○	GAAP revenue was US$1.1 billion, up 54.3% year-on-year.
○	Adjusted EBITDA[1] was US$263.1 million, up 24.7% year-on-year.
○

Monee revenue and operating income are primarily attributed to the consumer and SME credit business. As of December 31, 2025, consumer and SME loans principal outstanding was US$9.2 billion, up 80.4% year-on-year. This consists of US$8.2 billion on-book and US$1.0 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.1%, stable quarter-on-quarter.

◾	Garena

○	Bookings[3] were US$672.4 million, up 23.8% year-on-year.
○	GAAP revenue was US$701.0 million, up 35.1% year-on-year.
○	Adjusted EBITDA[1] was US$363.8 million, up 25.6% year-on-year.
○	Adjusted EBITDA represented 54.1% of bookings for the fourth quarter of 2025, as compared to 53.3% for the fourth quarter of 2024.
○	Quarterly active users were 633.3 million, up 2.5% year-on-year.
○	Quarterly paying users were 58.0 million, up 15.0% year-on-year. Paying user ratio was 9.2%, as compared to 8.2% for the fourth quarter of 2024.
○	Average bookings per user were US$1.06, as compared to US$0.88 for the fourth quarter of 2024.

Full Year 2025 Business Highlights

◾	Shopee

○	Gross orders totaled 13.9 billion, increasing by 27.2% year-on-year.
○	GMV was US$127.4 billion, increasing by 26.8% year-on-year.
○	GAAP revenue was US$16.6 billion, up 33.4% year-on-year.
○	GAAP revenue included US$14.5 billion of GAAP marketplace revenue, up 33.9% year-on-year.
○	Adjusted EBITDA[1] was US$880.6 million, as compared to US$155.8 million for the full year of 2024.

◾	Monee

○	GAAP revenue was US$3.8 billion, up 60.1% year-on-year.
○	Adjusted EBITDA[1] was US$1.0 billion, up 42.9% year-on-year.

◾	Garena

○	Bookings[3] were US$2.9 billion, up 37.3% year-on-year.
○	GAAP revenue was US$2.4 billion, up 26.1% year-on-year.
○	Adjusted EBITDA[1] was US$1.7 billion, up 38.1% year-on-year.
○	Adjusted EBITDA represented 56.1% of bookings for the full year of 2025, as compared to 55.8% for the full year of 2024.

Share Repurchase Program

During the fourth quarter of 2025, pursuant to our US$1.0 billion share repurchase program, we have repurchased 116.2 thousand shares for an aggregate amount of US$14.5 million.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for Garena plus change in Garena’s deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to Garena.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2024	2025	YOY%	2024	2025	YOY%
	$	$		$	$
Revenue
Service revenue	4,478,639	6,211,237	38.7%	15,261,263	20,913,061	37.0%
Sales of goods	471,797	640,631	35.8%	1,558,603	2,025,408	30.0%

	4,950,436	6,851,868	38.4%	16,819,866	22,938,469	36.4%
Cost of revenue
Cost of service	(2,305,709)	(3,268,483)	41.8%	(8,164,387)	(10,812,039)	32.4%
Cost of goods sold	(439,267)	(585,005)	33.2%	(1,450,391)	(1,882,693)	29.8%

	(2,744,976)	(3,853,488)	40.4%	(9,614,778)	(12,694,732)	32.0%

Gross profit	2,205,460	2,998,380	36.0%	7,205,088	10,243,737	42.2%

Other operating income	53,256	27,506	(48.4%)	180,443	121,328	(32.8%)
Sales and marketing expenses	(1,049,726)	(1,402,710)	33.6%	(3,472,686)	(4,492,203)	29.4%
General and administrative expenses	(366,259)	(387,233)	5.7%	(1,267,706)	(1,357,791)	7.1%
Provision for credit losses	(235,764)	(393,118)	66.7%	(776,937)	(1,372,616)	76.7%
Research and development expenses	(301,216)	(277,588)	(7.8%)	(1,206,050)	(1,157,149)	(4.1%)

Total operating expenses	(1,899,709)	(2,433,143)	28.1%	(6,542,936)	(8,258,431)	26.2%

Operating income	305,751	565,237	84.9%	662,152	1,985,306	199.8%
Non-operating income, net	28,222	61,876	119.2%	116,631	295,553	153.4%
Income tax expense	(89,198)	(209,614)	135.0%	(321,168)	(651,081)	102.7%
Share of results of equity investees	(7,183)	(6,622)	(7.8%)	(9,788)	(18,884)	92.9%

Net income	237,592	410,877	72.9%	447,827	1,610,894	259.7%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.41	0.66	61.0%	0.77	2.65	244.2%
Diluted	0.39	0.63	61.5%	0.74	2.52	240.5%
Change in deferred revenue of Garena	24,120	(28,669)	(218.9%)	238,077	540,929	127.2%
Adjusted EBITDA for Garena (1)	289,730	363,791	25.6%	1,199,166	1,656,131	38.1%
Adjusted EBITDA for Shopee (1)	152,209	202,457	33.0%	155,775	880,623	465.3%
Adjusted EBITDA for Monee (1)	210,979	263,070	24.7%	712,242	1,018,084	42.9%
Adjusted EBITDA for Other Services (1)	(5,121)	(32,731)	539.2%	(30,305)	(80,726)	166.4%
Unallocated expenses (2)	(56,876)	(9,449)	(83.4%)	(74,998)	(36,967)	(50.7%)

Total adjusted EBITDA (1)	590,921	787,138	33.2%	1,961,880	3,437,145	75.2%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2025 Compared to Three Months Ended December 31, 2024

Revenue

Our total GAAP revenue increased by 38.4% to US$6.9 billion in the fourth quarter of 2025 from US$5.0 billion in the fourth quarter of 2024. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2024	2025	YOY%

	$	$
Service revenue
Shopee	3,192,530	4,336,128	35.8%
Monee	733,326	1,131,855	54.3%
Garena	519,064	701,025	35.1%
Other Services(1)	33,719	42,229	25.2%
Sales of goods	471,797	640,631	35.8%

Total revenue	4,950,436	6,851,868	38.4%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●	Shopee: GAAP revenue increased by 35.8% to US$4.3 billion in the fourth quarter of 2025 from US$3.2 billion in the fourth quarter of 2024, primarily driven by the growth of GMV.

●

Monee: GAAP revenue increased by 54.3% to US$1.1 billion in the fourth quarter of 2025 from US$733.3 million in the fourth quarter of 2024, primarily driven by the growth of our credit business as our lending activities increased.

●

Garena: GAAP revenue increased by 35.1% to US$701.0 million in the fourth quarter of 2025 from US$519.1 million in the fourth quarter of 2024. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 35.8% to US$640.6 million in the fourth quarter of 2025 from US$471.8 million in the fourth quarter of 2024.

Cost of Revenue

Our total cost of revenue increased by 40.4% to US$3.9 billion in the fourth quarter of 2025 from US$2.7 billion in the fourth quarter of 2024. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2024	2025	YOY%

	$	$
Cost of service
Shopee	2,034,565	2,913,122	43.2%
Monee	99,770	127,023	27.3%
Garena	159,065	214,227	34.7%
Other Services(1)	12,309	14,111	14.6%
Cost of goods sold	439,267	585,005	33.2%

Total cost of revenue	2,744,976	3,853,488	40.4%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: Cost of revenue increased by 43.2% to US$2.9 billion in the fourth quarter of 2025 from US$2.0 billion in the fourth quarter of 2024, primarily driven by an increase in logistics costs as orders volume grew.

●

Monee: Cost of revenue increased by 27.3% to US$127.0 million in the fourth quarter of 2025 from US$99.8 million in the fourth quarter of 2024, primarily driven by server and hosting expenses, and other costs associated with our credit business, which include collection expenses and bank transaction fees.

●

Garena: Cost of revenue increased by 34.7% to US$214.2 million in the fourth quarter of 2025 from US$159.1 million in the fourth quarter of 2024, primarily from payment channel costs, which was largely in line with the increase in Garena revenue, as well as an increase in royalty payments to game developers.

●	Cost of goods sold: Cost of goods sold increased by 33.2% to US$585.0 million in the fourth quarter of 2025 from US$439.3 million in the fourth quarter of 2024.

Other Operating Income

Our other operating income was US$27.5 million and US$53.3 million in the fourth quarter of 2025 and 2024, respectively. Other operating income mainly consists of rebates from our logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 33.6% to US$1.4 billion in the fourth quarter of 2025 from US$1.0 billion in the fourth quarter of 2024. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2024	2025	YOY%
	$	$
Sales and Marketing Expenses
Shopee	853,919	1,071,160	25.4%
Monee	121,036	237,449	96.2%
Garena	44,528	50,671	13.8%

General and Administrative Expenses

Our general and administrative expenses increased by 5.7% to US$387.2 million in the fourth quarter of 2025 from US$366.3 million in the fourth quarter of 2024.

Provision for Credit Losses

Our provision for credit losses increased by 66.7% to US$393.1 million in the fourth quarter of 2025 from US$235.8 million in the fourth quarter of 2024.

Research and Development Expenses

Our research and development expenses decreased by 7.8% to US$277.6 million in the fourth quarter of 2025 from US$301.2 million in the fourth quarter of 2024.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$61.9 million in the fourth quarter of 2025, as compared to a net non-operating income of US$28.2 million in the fourth quarter of 2024. The non-operating income in the fourth quarter of 2025 was primarily due to interest income of US$70.2 million.

Income Tax Expense

We had a net income tax expense of US$209.6 million and US$89.2 million in the fourth quarter of 2025 and 2024, respectively.

Net Income or Loss

As a result of the foregoing, our net income increased by 72.9% to US$410.9 million in the fourth quarter of 2025 from US$237.6 million in the fourth quarter of 2024.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.66 in the fourth quarter of 2025, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.41 in the fourth quarter of 2024.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.63 in the fourth quarter of 2025, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.39 in the fourth quarter of 2024.

Full Year Ended December 31, 2025 Compared to Full Year Ended December 31, 2024

Revenue

Our total GAAP revenue increased by 36.4% to US$22.9 billion for the full year ended December 31, 2025 from US$16.8 billion for the full year ended December 31, 2024. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2024	2025	YOY%

	$	$
Service revenue
Shopee	10,862,263	14,545,894	33.9%
Monee	2,367,739	3,791,641	60.1%
Garena	1,910,589	2,408,765	26.1%
Other Services(1)	120,672	166,761	38.2%
Sales of goods	1,558,603	2,025,408	30.0%

Total revenue	16,819,866	22,938,469	36.4%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: GAAP revenue increased by 33.9% to US$14.5 billion for the full year ended December 31, 2025 from US$10.9 billion for the full year ended December 31, 2024, primarily driven by the growth of GMV.

●

Monee: GAAP revenue increased by 60.1% to US$3.8 billion for the full year ended December 31, 2025 from US$2.4 billion for the full year ended December 31, 2024, primarily driven by the growth of our credit business as our lending activities increased.

●

Garena: GAAP revenue increased by 26.1% to US$2.4 billion for the full year ended December 31, 2025 from US$1.9 billion for the full year ended December 31, 2024. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 30.0% to US$2.0 billion for the full year ended December 31, 2025 from US$1.6 billion for the full year ended December 31, 2024.

Cost of Revenue

Our total cost of revenue increased by 32.0% to US$12.7 billion for the full year ended December 31, 2025 from US$9.6 billion for the full year ended December 31, 2024. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2024	2025	YOY%

	$	$
Cost of service
Shopee	7,165,351	9,502,668	32.6%
Monee	348,424	475,024	36.3%
Garena	610,586	791,378	29.6%
Other Services(1)	40,026	42,969	7.4%
Cost of goods sold	1,450,391	1,882,693	29.8%

Total cost of revenue	9,614,778	12,694,732	32.0%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: Cost of revenue increased by 32.6% to US$9.5 billion for the full year ended December 31, 2025 from US$7.2 billion for the full year ended December 31, 2024, primarily driven by an increase in logistics costs as orders volume grew.

●

Monee: Cost of revenue increased by 36.3% to US$475.0 million for the full year ended December 31, 2025 from US$348.4 million for the full year ended December 31, 2024, primarily driven by server and hosting expenses, interest expenses due to the growth in customer deposits under our banking business, and other costs associated with our credit business, which include collection expenses and bank transaction fees.

●

Garena: Cost of revenue increased by 29.6% to US$791.4 million for the full year ended December 31, 2025 from US$610.6 million for the full year ended December 31, 2024, primarily from payment channel costs, which was largely in line with the increase in Garena revenue, as well as an increase in royalty payments to game developers and higher royalties associated with the use of third-party intellectual properties.

●	Cost of goods sold: Cost of goods sold increased by 29.8% to US$1.9 billion for the full year ended December 31, 2025 from US$1.5 billion for the full year ended December 31, 2024.

Other Operating Income

Our other operating income was US$121.3 million for the full year ended December 31, 2025 from US$180.4 million for the full year ended December 31, 2024. Other operating income mainly consists of rebates from our logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 29.4% to US$4.5 billion for the full year ended December 31, 2025 from US$3.5 billion for the full year ended December 31, 2024. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2024	2025	YOY%
Sales and Marketing Expenses	$	$
Shopee	2,966,084	3,546,753	19.6%
Monee	298,386	614,228	105.9%
Garena	117,556	174,104	48.1%

General and Administrative Expenses

Our general and administrative expenses increased by 7.1% to US$1.4 billion for the full year ended December 31, 2025 from US$1.3 billion for the full year ended December 31, 2024.

Provision for Credit Losses

Our provision for credit losses increased by 76.7% to US$1.4 billion for the full year ended December 31, 2025 from US$776.9 million for the full year ended December 31, 2024.

Research and Development Expenses

Our research and development expenses were US$1.2 billion for the full year ended December 31, 2025, flat year-on-year.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss), and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$295.6 million for the full year ended December 31, 2025, as compared to a net non-operating income of US$116.6 million for the full year ended December 31, 2024.

Income Tax Expense

We had a net income tax expense of US$651.1 million and US$321.2 million for the full year ended December 31, 2025 and 2024, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$1.6 billion for the full year ended December 31, 2025, as compared to net income of US$447.8 million for the full year ended December 31, 2024.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$2.65 for the full year ended December 31, 2025, as compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.77 for the full year ended December 31, 2024.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$2.52 for the full year ended December 31, 2025, as compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.74 for the full year ended December 31, 2024.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 3, 2026 8:30 PM Singapore / Hong Kong Time on March 3, 2026

Webcast link:	https://events.q4inc.com/attendee/139022136

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a global technology company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and Monee, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia, Taiwan, and Brazil. Monee is a leading digital payments and financial services provider in Southeast Asia, with a growing presence in Latin America.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging Garena content; the expected growth of its Garena, Shopee and Monee businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our Garena segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our Garena segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our Shopee segment, Monee segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	121,082	252,778	378,764	(36,809)	(150,578)	565,237
Net effect of changes in deferred revenue and its related cost	-	-	(19,022)	-	-	(19,022)
Depreciation and Amortization	81,375	10,292	4,049	4,078	-	99,794
Share-based compensation	-	-	-	-	141,129	141,129

Adjusted EBITDA	202,457	263,070	363,791	(32,731)	(9,449)	787,138

	For the Three Months ended December 31, 2024
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	79,484	197,856	270,143	(10,112)	(231,620)	305,751
Net effect of changes in deferred revenue and its related cost	-	-	14,257	-	-	14,257
Depreciation and Amortization	72,725	13,123	5,330	4,991	-	96,169
Share-based compensation	-	-	-	-	174,744	174,744

Adjusted EBITDA	152,209	210,979	289,730	(5,121)	(56,876)	590,921

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Full Year ended December 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	581,052	972,682	1,184,071	(90,537)	(661,962)	1,985,306
Net effect of changes in deferred revenue and its related cost	-	-	454,673	-	-	454,673
Depreciation and Amortization	299,571	45,402	17,387	9,811	-	372,171
Share-based compensation	-	-	-	-	624,995	624,995

Adjusted EBITDA	880,623	1,018,084	1,656,131	(80,726)	(36,967)	3,437,145

	For the Full Year ended December 31, 2024
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(139,431)	657,502	978,821	(43,903)	(790,837)	662,152
Net effect of changes in deferred revenue and its related cost	-	-	194,216	-	-	194,216
Depreciation and Amortization	295,206	54,740	26,129	13,598	-	389,673
Share-based compensation	-	-	-	-	715,839	715,839

Adjusted EBITDA	155,775	712,242	1,199,166	(30,305)	(74,998)	1,961,880

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2024	2025	2024	2025
	$	$	$	$
Revenue
Service revenue	4,478,639	6,211,237	15,261,263	20,913,061
Sales of goods	471,797	640,631	1,558,603	2,025,408

Total revenue	4,950,436	6,851,868	16,819,866	22,938,469
Cost of revenue
Cost of service	(2,305,709)	(3,268,483)	(8,164,387)	(10,812,039)
Cost of goods sold	(439,267)	(585,005)	(1,450,391)	(1,882,693)

Total cost of revenue	(2,744,976)	(3,853,488)	(9,614,778)	(12,694,732)

Gross profit	2,205,460	2,998,380	7,205,088	10,243,737

Operating income (expenses):
Other operating income	53,256	27,506	180,443	121,328
Sales and marketing expenses	(1,049,726)	(1,402,710)	(3,472,686)	(4,492,203)
General and administrative expenses	(366,259)	(387,233)	(1,267,706)	(1,357,791)
Provision for credit losses	(235,764)	(393,118)	(776,937)	(1,372,616)
Research and development expenses	(301,216)	(277,588)	(1,206,050)	(1,157,149)

Total operating expenses	(1,899,709)	(2,433,143)	(6,542,936)	(8,258,431)

Operating income	305,751	565,237	662,152	1,985,306
Interest income	93,970	70,200	365,817	331,072
Interest expense	(9,281)	(6,659)	(38,341)	(33,610)
Investment loss, net	(60,677)	(36,916)	(250,220)	(43,443)
Gain on debt extinguishment	8,206	3,728	42,621	21,017
Foreign exchange (loss) gain	(3,996)	31,523	(3,246)	20,517

Income before income tax and share of results of equity investees	333,973	627,113	778,783	2,280,859
Income tax expense	(89,198)	(209,614)	(321,168)	(651,081)
Share of results of equity investees	(7,183)	(6,622)	(9,788)	(18,884)

Net income	237,592	410,877	447,827	1,610,894
Net income attributable to non-controlling interests	(284)	(13,778)	(3,506)	(32,745)

Net income attributable to Sea Limited’s ordinary shareholders	237,308	397,099	444,321	1,578,149

Earnings per share:
Basic	0.41	0.66	0.77	2.65
Diluted	0.39	0.63	0.74	2.52

Weighted average shares used in earnings per share computation:
Basic	580,046,457	602,240,123	574,966,327	595,023,879
Diluted	610,136,776	639,526,914	604,713,980	638,227,141

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2024	2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,405,153	4,158,920
Restricted cash	1,655,171	2,216,733
Accounts receivable, net of allowance for credit losses of $5,089 and $3,354, as of December 31, 2024 and 2025 respectively	306,657	378,047
Prepaid expenses and other assets	1,661,373	1,979,004
Loans receivable, net of allowance for credit losses of $443,555 and $812,760, as of December 31, 2024 and 2025 respectively	4,052,215	7,405,741
Inventories, net	143,246	222,578
Short-term investments	6,215,423	6,413,261
Amounts due from related parties	418,430	475,211

Total current assets	16,857,668	23,249,495

Non-current assets
Property and equipment, net	1,097,699	1,306,837
Operating lease right-of-use assets, net	1,054,785	1,425,198
Intangible assets, net	27,310	12,210
Long-term investments	2,694,305	1,888,829
Prepaid expenses and other assets	138,839	185,643
Loans receivable, net of allowance for credit losses of $5,780 and $29,212, as of December 31, 2024 and 2025 respectively	108,594	558,336
Restricted cash	21,261	43,814
Deferred tax assets	517,383	596,155
Goodwill	107,625	104,462

Total non-current assets	5,767,801	6,121,484

Total assets	22,625,469	29,370,979

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2024	2025
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	350,021	467,807
Accrued expenses and other payables	2,380,371	3,156,750
Deposits payable	2,711,693	3,798,250
Escrow payables and advances from customers	2,498,094	3,096,764
Amounts due to related parties	255,896	273,149
Borrowings	130,615	283,181
Operating lease liabilities	300,274	368,115
Convertible notes	1,147,984	1,050,071
Deferred revenue	1,405,785	1,967,678
Income tax payable	115,419	218,785

Total current liabilities	11,296,152	14,680,550

Non-current liabilities
Accrued expenses and other payables	71,678	108,300
Borrowings	249,474	510,396
Operating lease liabilities	803,502	1,118,682
Deferred revenue	109,895	129,513
Convertible notes	1,478,784	-
Deferred tax liabilities	408	39,510
Unrecognized tax benefits	138,000	135,700

Total non-current liabilities	2,851,741	2,042,101

Total liabilities	14,147,893	16,722,651

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2024	2025
	$	$
Shareholders’ equity
Class A Ordinary shares	272	283
Class B Ordinary shares	23	23
Treasury stock	-	(14,527)
Additional paid-in capital	16,703,192	19,105,403
Accumulated other comprehensive loss	(193,148)	(4,824)
Statutory reserves	17,260	17,553
Accumulated deficit	(8,155,264)	(6,577,408)

Total Sea Limited shareholders’ equity	8,372,335	12,526,503
Non-controlling interests	105,241	121,825

Total shareholders’ equity	8,477,576	12,648,328

Total liabilities and shareholders’ equity	22,625,469	29,370,979

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended December 31,		For the Year ended December 31,
	2024	2025	2024	2025
	$	$	$	$
Net cash generated from operating activities	1,020,982	1,476,410	3,277,420	5,024,523
Net cash used in investing activities	(1,761,066)	(1,153,606)	(5,040,846)	(4,408,668)
Net cash generated from financing activities	700,210	1,005,623	1,684,493	1,623,183
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(144,793)	24,211	(83,139)	98,844
Net (decrease) increase in cash, cash equivalents and restricted cash	(184,667)	1,352,638	(162,072)	2,337,882
Cash, cash equivalents and restricted cash at beginning of the period	4,266,252	5,066,829	4,243,657	4,081,585

Cash, cash equivalents and restricted cash at end of the period	4,081,585	6,419,467	4,081,585	6,419,467

Net cash used in investing activities amounted to US$1,154 million for the three months ended December 31, 2025. This was primarily attributable to an increase in loans receivable of our credit business of US$1,352 million and purchase of property and equipment of US$163 million to support the existing operations, offset by net proceeds of US$376 million from securities purchased under agreements to resell, time deposits and liquid investment products. Net cash generated from financing activities amounted to US$1,006 million for the three months ended December 31, 2025. This was primarily attributable to settlement of capped call of US$582 million, an increase in bank deposits of US$298 million, as well as net proceeds from other funding sources related to credit business of US$262 million, offset by the cash used in repurchase of convertible notes of US$134 million.

Net cash used in investing activities amounted to US$4,409 million for the year ended December 31, 2025. This was primarily attributable to increase in loans receivable of our credit business of US$4,707 million and purchase of property and equipment of US$514 million to support the existing operations, offset by net proceeds of US$884 million from securities purchased under agreements to resell, time deposits and liquid investment products. Net cash generated from financing activities amounted to US$1,623 million for the year ended December 31, 2025. This was primarily attributable to an increase in bank deposits of US$1,051 million, settlement of capped call of US$582 million, as well as net proceeds from other funding sources related to credit business of US$385 million, offset by the cash used in repurchase of convertible notes of US$410 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely Shopee, Monee and Garena. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	4,974,587	1,131,855	701,025	44,401	6,851,868
Less(2)
Cost of revenue	(3,496,429)	(127,023)	(214,227)	-
Sales and marketing expenses	(1,071,160)	(237,449)	(50,671)	-
Provision for credit losses	-	(400,101)	-	-
Other operating expenses(3)	(285,916)	(114,504)	(57,363)	(81,210)

Operating segment income (loss)	121,082	252,778	378,764	(36,809)	715,815

Unallocated expenses(4)					(150,578)

Operating income					565,237
Non-operating income, net					61,876
Income tax expense					(209,614)
Share of results of equity investees					(6,622)

Net income					410,877

	For the Three Months ended December 31, 2024
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,662,636	733,326	519,064	35,410	4,950,436
Less(2)
Cost of revenue	(2,472,366)	(99,770)	(159,065)	-
Sales and marketing expenses	(853,919)	(121,036)	(44,528)	-
Provision for credit losses	-	(232,260)	-	-
Other operating expenses(3)	(256,867)	(82,404)	(45,328)	(45,522)

Operating segment income (loss)	79,484	197,856	270,143	(10,112)	537,371

Unallocated expenses(4)					(231,620)

Operating income					305,751
Non-operating income, net					28,222
Income tax expense					(89,198)
Share of results of equity investees					(7,183)

Net income					237,592

	For the Full Year ended December 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	16,564,605	3,791,641	2,408,765	173,458	22,938,469
Less(2)
Cost of revenue	(11,380,266)	(475,024)	(791,378)	-
Sales and marketing expenses	(3,546,753)	(614,228)	(174,104)	-
Provision for credit losses	-	(1,365,556)	-	-
Other operating expenses(3)	(1,056,534)	(364,151)	(259,212)	(263,995)

Operating segment income (loss)	581,052	972,682	1,184,071	(90,537)	2,647,268

Unallocated expenses(4)					(661,962)

Operating income					1,985,306
Non-operating income, net					295,553
Income tax expense					(651,081)
Share of results of equity investees					(18,884)

Net income					1,610,894

	For the Full Year ended December 31, 2024
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	12,415,231	2,367,739	1,910,589	126,307	16,819,866
Less(2)
Cost of revenue	(8,611,530)	(348,424)	(610,586)	-
Sales and marketing expenses	(2,966,084)	(298,386)	(117,556)	-
Provision for credit losses	-	(771,407)	-	-
Other operating expenses(3)	(977,048)	(292,020)	(203,626)	(170,210)

Operating segment (loss) income	(139,431)	657,502	978,821	(43,903)	1,452,989

Unallocated expenses(4)					(790,837)

Operating income					662,152
Non-operating income, net					116,631
Income tax expense					(321,168)
Share of results of equity investees					(9,788)

Net income					447,827

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for Shopee and Garena include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Monee include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.